Exhibit 21

Southwest Airlines Co.

Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

API Terminal, Inc.	Texas
Guadalupe Holdings Corp.	Nevada
Southwest ABQ Res Center, Inc.	Texas
Southwest Jet Fuel Co.	Texas
Triple Crown Insurance Co., Ltd.	Bermuda